SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                         RULES 13d-1(b), (c) AND (d) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                     13d-2 UNDER THE SECURITIES EXCHANGE ACT
                           OF 1934 (Amendment No. 1)*

                                   ULURU INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    90403T100
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

-----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 90403T100                                                 PAGE 2 OF 8


------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Prentice Capital Management, LP
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------

NUMBER OF         (5)      SOLE VOTING POWER
                                            0
SHARES            ------------------------------------------------------------

BENEFICIALLY      (6)      SHARED VOTING POWER
                                            3,189,145 (See Item 4)
OWNED BY          ------------------------------------------------------------

EACH              (7)      SOLE DISPOSITIVE POWER
                                            0
REPORTING         ------------------------------------------------------------

PERSON WITH       (8)      SHARED DISPOSITIVE POWER
                                            3,189,145 (See Item 4)
------------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                                            3,189,145 (See Item 4)
------------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES                     [ ]
------------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                                            4.99% (See Item 4)
------------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON
                                            PN
------------------------------------------------------------------------------

Schedule 13G/A

CUSIP No. 90403T100                                               PAGE 3 OF 8


------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Zimmerman
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
------------------------------------------------------------------------------

NUMBER OF         (5)      SOLE VOTING POWER
                                            0
SHARES            ------------------------------------------------------------

BENEFICIALLY      (6)      SHARED VOTING POWER
                                            3,189,145 (See Item 4)
OWNED BY          ------------------------------------------------------------

EACH              (7)      SOLE DISPOSITIVE POWER
                                            0
REPORTING         ------------------------------------------------------------

PERSON WITH       (8)      SHARED DISPOSITIVE POWER
                                            3,189,145 (See Item 4)
------------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                                            3,189,145 (See Item 4)
------------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES                    [ ]
------------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                                            4.99% (See Item 4)
------------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON
                                            IN
------------------------------------------------------------------------------

Schedule 13G/A

CUSIP No. 90403T100                                               PAGE 4 OF 8


ITEM 1(a).     NAME OF ISSUER:

               Uluru Inc. (the "Company")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               4452 Beltway Drive, Addison, Texas 75001

ITEM 2(a).     NAME OF PERSON FILING:

               This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

               (i) Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"), with respect to the Common Stock, par value $0.001 per share of the Company (the "Shares"), reported in this Schedule 13G/A held by certain investment funds and managed accounts.

               (ii) Michael  Zimmerman,  who  is  the  Managing  Member  of  (a)
                    Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain investment funds, with respect to the Shares reported in this Schedule 13G/A held by certain investment funds and managed accounts.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The address of the principal business office of Prentice Capital Management and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

ITEM 2(c).     CITIZENSHIP:

     Prentice Capital Management is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.001 per share

ITEM 2(e).     CUSIP NUMBER:

     90403T100

Schedule 13G/A

CUSIP No. 90403T100                                                 PAGE 5 OF 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act;

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see
                    Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g) [ ]   Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [X]

Schedule 13G/A

CUSIP No. 90403T100                                                PAGE 6 OF 8


ITEM 4.   OWNERSHIP.

          Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G/A. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13G/A. Each of Michael Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13G/A.

          The Reporting Persons may be deemed to beneficially own 3,189,145 Shares, representing 4.99% of the Company's outstanding Shares (based upon the 62,377,028 Shares outstanding, as of November 12, 2007, as reported in the Company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission by the Company for the quarterly period ended September 30, 2007 and the amount of exercisable securities beneficially owned by the Reporting Persons). The Reporting Persons may be deemed to beneficially own 1,655,439 Shares and warrants exercisable into 4,191,666 Shares (the "Warrants"). The Reporting Persons are prohibited from exercising the Warrants if, after such exercise, they, as a group, would beneficially own more than 4.99% of the number of Shares outstanding immediately after giving effect to such exercise.

     A.   Prentice Capital Management

          (a)  Amount beneficially owned: 3,189,145

          (b)  Percent of class: 4.99%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 0

               (ii)  shared power to vote or to direct the vote: 3,189,145

               (iii) sole power to dispose or to direct the disposition: 0

               (iv)  shared power to dispose or to direct the disposition:
                     3,189,145

     B.   Michael Zimmerman

          (a)  Amount beneficially owned: 3,189,145

          (b)  Percent of class: 4.99%

          (c)  Number of shares as to which such person has:

Schedule 13G/A

CUSIP No. 90403T100                                                PAGE 7 OF 8


               (i)   sole power to vote or to direct the vote: 0

               (ii)  shared power to vote or to direct the vote: 3,189,145

               (iii) sole power to dispose or to direct the disposition: 0

               (iv)  shared power to dispose or to direct the disposition:
                     3,189,145

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No. 90403T100                                                PAGE 8 OF 8


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 2008                   PRENTICE CAPITAL MANAGEMENT, LP

                                            /s/ Michael Weiss
                                            ------------------------------------
                                            Name:  Michael Weiss
                                            Title: Chief Financial Officer


                                            MICHAEL ZIMMERMAN

                                            /s/ Michael Zimmerman
                                            ------------------------------------
                                            Michael Zimmerman